UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                               DIRECT INSITE CORP.
      --------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
      --------------------------------------------------------------------
                         (Title of Class of Securities)


                                   25457C 20 7
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                 Thomas C. Lund
                              7613 Bay Colony Drive
                                Naples, FL 34109
      --------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 12, 2006
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

---------------------- -------------------------------------------- ------------
CUSIP NO.                                                           Page 2 of 13
---------------------- -------------------------------------------- ------------

  1     Name of Reporting Persons
        I.R.S. Identification No. of Above Persons (entities only)

                 Thomas C. Lunc
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                      (b) [X]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                    PF

------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                          Florida
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               607,580
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power                   0
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          607,580
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power              0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      607,580
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)              10.8%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------

---------------------- -------------------------------------------- ------------
CUSIP NO.                                                           Page 3 of 13
---------------------- -------------------------------------------- ------------

Item 1. Security and Issuer

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Direct Insite Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 80 Orville Drive, Bohemia, New York 11716.

Item 2. Identity and Background

     The Reporting Person is Thomas C. Lund ("Mr. Lund"), an individual resident at 7613 Bay Colony Drive, Naples, Florida 34109. Mr. Lund is the Chief Executive Officer of Lund Capital Group and conducts his business at 4001 Tamiami Trail N., Suite 350, Naples, Florida 34103. During the last five years, Mr. Lund has neither: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order. Mr. Lund is a citizen of the United States of America.

     Mr. Lund holds his shares through his individual retirement account, the Trust (as defined below) and in a brokerage account, as to which he and his wife, Carol A. Lund, are joint tenants. The Trust is a revocable trust, formed under the laws of the State of Illinois. Mr. Lund is the grantor of the Trust and is its sole trustee, with full power of revocation. Carol A. Lund, is an individual resident at 7613 Bay Colony Drive, Naples, Florida 34109. Ms. Lund is also an officer of Lund Capital Group and conducts her business at 4001 Tamiami Trail N., Suite 350, Naples, Florida 34103. During the last five years, neither Ms. Lund nor the Trust: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order. Ms. Lund is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     On May 11, 2004, Mr. Lund, through the Thomas C. Lund Declaration of Trust (the "Trust"), a revocable trust established by Mr. Lund, acquired a Common Stock Purchase Warrant (the "Warrant") to purchase 352,304 shares of Common Stock, in connection with the Trust's purchase of 650 shares of the Issuer's Series C Redeemable Preferred Stock, par value $.0001 per share ("Series C Preferred"). The Warrant and the Series C Preferred were issued to the Trust as part of a private placement transaction, and the aggregate purchase price

---------------------- -------------------------------------------- ------------
CUSIP NO.                                                           Page 4 of 13
---------------------- -------------------------------------------- ------------

paid by the Trust for the Warrant and the Series C Preferred was $650,000. The source of funds for such acquisition was personal funds of Mr. Lund which were held in the Trust.

     Between January 1, 2007 and February 8, 2007, Mr. Lund acquired through his individual retirement account, from personal funds on deposit in such account, an aggregate of 80,002 shares of Common Stock in open market transactions for aggregate consideration of $116,240.51 (and for per share prices ranging from $.84 per share to $1.55 per share).

     Between April 10, 2007 and May 9, 2007, Mr. Lund acquired, through a brokerage account, as to which he and his wife, Carol A. Lund, are joint tenants, from personal funds held in the Trust, an aggregate of 175,274 shares of Common Stock in open market transactions for aggregate consideration of $269,643.00 (and for per share prices ranging from $1.08 to $1.60.

Item 4. Purpose of Transaction

     Mr. Lund holds the shares of Common Stock and the Warrant which are owned by him (via the Trust and the IRA) as an investment, which he continues to evaluate. Based upon the current market price of the Common Stock, Mr. Lund currently intends to continue to accumulate Common Stock, in either open market or privately negotiated transactions, although any actual acquisitions will be based, among other things, on the market price and terms on which Common Stock can be acquired, developments regarding the Issuer and its business, general market conditions, Mr. Lund's individual financial circumstances, other investment opportunities available to Mr. Lund and other factors. Although Mr. Lund reserves the right to discuss the Issuer and its business with its executive officers, Mr. Lund does not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e)  Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

---------------------- -------------------------------------------- ------------
CUSIP NO.                                                           Page 5 of 13
---------------------- -------------------------------------------- ------------

(h)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Mr. Lund (through the Trust and his individual retirement account) beneficially owns an aggregate of 607,580 shares, including 352,304 shares which may be acquired upon exercise of the Warrant. The shares of Common Stock owned by Mr. Lund and acquirable upon exercise of the Warrant constitute 10.8% of the shares of Common Stock outstanding, calculated in accordance with Rule 13d-3. This information is based upon there being 5,253,384 shares of Common Stock outstanding as of May 10, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.

(b) Mr. Lund has sole voting power and sole power to direct the disposition of all of (i) the Common Stock owned in the brokerage account jointly owned by him and his wife, (ii) Common Stock owned in his individual retirement account and (iii) the Warrant and any Common Stock issuable upon the exercise thereof owned by the Trust.

(c) In the past sixty days, Mr. Lund has acquired the following shares, at the following per share prices, into his joint brokerage account with Ms. Lund, in open market transactions:

---------------- ----------------- -------------------- ----------------------
Date             Shares            Per share Price      Aggregate Price
---------------- ----------------- -------------------- ----------------------
4/10/07          5,000             $1.25                $6250.00
---------------- ----------------- -------------------- ----------------------
4/11/07          3,100             $1.08                $3,348.00
---------------- ----------------- -------------------- ----------------------
4/12/07          1                 $1.08                $1.08
---------------- ----------------- -------------------- ----------------------
4/12/07          436               $1.10                $479.60
---------------- ----------------- -------------------- ----------------------
4/13/07          1,000             $1.48                $1,480.00
---------------- ----------------- -------------------- ----------------------
4/13/07          1,000             $1.39                $1,390.00
---------------- ----------------- -------------------- ----------------------
4/13/07          500               $1.46                $730.00
---------------- ----------------- -------------------- ----------------------
4/13/07          500               $1.40                $700.00
---------------- ----------------- -------------------- ----------------------
4/13/07          500               $1.35                $675.00
---------------- ----------------- -------------------- ----------------------
4/13/07          250               $1.10                $275.00
---------------- ----------------- -------------------- ----------------------

---------------------- -------------------------------------------- ------------
CUSIP NO.                                                           Page 6 of 13
---------------------- -------------------------------------------- ------------

---------------- ----------------- -------------------- ----------------------
4/18/07          5,000             $1.45                $7,250.00
---------------- ----------------- -------------------- ----------------------
4/18/07          4,500             $1.46                $6,570.00
---------------- ----------------- -------------------- ----------------------
4/18/07          2,000             $1.47                $2,940.00
---------------- ----------------- -------------------- ----------------------
4/19/07          3,000             $1.40                $4,200.00
---------------- ----------------- -------------------- ----------------------
4/23/07          24,000            $1.56                $37,440.00
---------------- ----------------- -------------------- ----------------------
4/23/07          5,000             $1.60                $8,000.00
---------------- ----------------- -------------------- ----------------------
4/23/07          5,000             $1.58                $7,900.00
---------------- ----------------- -------------------- ----------------------
4/23/07          3,000             $1.60                $4,800.00
---------------- ----------------- -------------------- ----------------------
4/23/07          2,000             $1.59                $3,180.00
---------------- ----------------- -------------------- ----------------------
4/24/07          5,000             $1.60                $8,000.00
---------------- ----------------- -------------------- ----------------------
4/25/07          5,000             $1.57                $7,850.00
---------------- ----------------- -------------------- ----------------------
4/25/07          5,000             $1.54                $7,700.00
---------------- ----------------- -------------------- ----------------------
4/25/07          2,013             $1.51                $3039.63
---------------- ----------------- -------------------- ----------------------
4/26/07          8,000             $1.55                $12,400.00
---------------- ----------------- -------------------- ----------------------
4/26/07          6,000             $1.56                $9,360.00
---------------- ----------------- -------------------- ----------------------
4/27/07          5,000             $1.60                $8000.00
---------------- ----------------- -------------------- ----------------------
4/27/07          5,000             $1.58                $7,900.00
---------------- ----------------- -------------------- ----------------------
4/27/07          200               $1.46                $292.00
---------------- ----------------- -------------------- ----------------------
4/30/07          10,000            $1.60                $16,000.00
---------------- ----------------- -------------------- ----------------------
5/1/07           10,000            $1.60                $16,000.00
---------------- ----------------- -------------------- ----------------------
5/2/07           1,000             $1.60                $1,600.00
---------------- ----------------- -------------------- ----------------------
5/4/07           1,274             $1.59                $2025.66
---------------- ----------------- -------------------- ----------------------
5/8/07           5,000             $1.60                $8,000.00
---------------- ----------------- -------------------- ----------------------
5/9/07           10,500            $1.59                $16,695.00
---------------- ----------------- -------------------- ----------------------
5/9/07           9,899             $1.60                $14,848.50
---------------- ----------------- -------------------- ----------------------
5/9/07           6,101             $1.52                $9,273.52
---------------- ----------------- -------------------- ----------------------

---------------------- -------------------------------------------- ------------
CUSIP NO.                                                           Page 7 of 13
---------------------- -------------------------------------------- ------------

---------------- ----------------- -------------------- ----------------------
5/9/07           9,500             $1.60                $15,200.00
---------------- ----------------- -------------------- ----------------------
5/9/07           3,500             $1.55                $5,425.00
---------------- ----------------- -------------------- ----------------------
5/9/07           1,500             $1.56                $2,340.00
---------------- ----------------- -------------------- ----------------------


(d) No person other than Mr. Lund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, the Warrant or any Common Stock issuable upon exercise of the Warrant.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Warrant. The Warrant entitles the Trust to purchase 352,304 shares of Common Stock at any time from May 11, 2006 until May 11, 2009 for an exercise price of $1.845 per share. The Warrant is exercisable in whole or in part (in increments of not less than 500 shares, or such lesser number of shares which would constitute full exercise of the Warrant) with the exercise price being payable in cash. The number of shares issuable upon exercise of the Warrant and the exercise price are subject to ratable adjustment in connection with any reclassification of the Common Stock (whether by merger, consolidation or otherwise), or any stock split, stock combination or stock dividend with respect to the Common Stock. This description of the Warrant is qualified in its entirety by the terms and condition of the Warrant, which is attached hereto as Exhibit A.

     The Series C Preferred. Mr. Lund, through the Trust, owns 650 shares of Series C Preferred. The Series C Preferred is non-voting stock, which entitles the holders thereof to quarterly dividends, commencing payment on October 1, 2005, and accruing at a rate of 9% per annum. The Series C Preferred is entitled to a liquidation preference equal to $1,000 per share plus all accrued and unpaid dividends thereon, and is senior in priority to all outstanding stock of the Issuer, other than its Series B Preferred Stock. The Series C Preferred is redeemable at the election of the Issuer at a redemption price equal to $1,000 per share plus all accrued and unpaid dividends thereon. The terms of the Series C Preferred are set out in the Issuer's Certificate of Designation, Preferences and Rights of Series C Redeemable Preferred Stock, which is incorporated by reference herein, in its entirety, from the Issuer's Form 8-K, filed May 26, 2004.

Item 7. Material to Be Filed as Exhibits

     (A)  Common Stock Purchase Warrant, dated May 11, 2004.

     (B)  Power of Attorney, dated May 30, 2007

---------------------- -------------------------------------------- ------------
CUSIP NO.                                                           Page 8 of 13
---------------------- -------------------------------------------- ------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2007


                                         /s/  John B. Story
                                        ------------------------------------
                                        Thomas C. Lund by Power of Attorney
                                        granted to John B. Story

---------------------- -------------------------------------------- ------------
CUSIP NO.                                                           Page 9 of 13
---------------------- -------------------------------------------- ------------


                                  EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
-------------------------------------------------------------------------------
EXHIBIT A              COMMON STOCK PURCHASE WARRANT
EXHIBIT B              POWER OF ATTORNEY